UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2010

SEVEN ARTS PICTURES PLC

(Exact name of registrant as specified in its charter)

England	333-158669
(State or other jurisdiction of incorporation)	(Commission File Number)
38 Hertford Street London, UK	W1J 7SG
(Address of principal executive offices)	(Zip Code)

44 (203) 006-8222
Registrant's telephone number, including area code

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F☒  Form 40-F□

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes□ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SEVEN ARTS PICTURES PLC

(A UK Corporation)
(Unaudited)

Seven Arts Pictures PLC Condensed Consolidated Statement of Operations and Other Comprehensive Income/(Loss)
(unaudited)

		Six months ended December 31,	Six months ended December 31,
	Notes	2009	2008
Revenue:
Film Revenues	2	$ 699,439	$ 1,700,905
Fee Related Revenues - Related Party	14	2,283,538	-
Total Revenues	2	2,982,977	1,700,905

Cost of Sales:
Amortization of Film Costs	7	(461,092)	(572,499)
Other Cost of Sales		(341,448)	(947,925)
Total Cost of Sales		(802,540)	(1,520,424)

Gross Profit		2,180,437	180,481

Operating Expenses:
General & Administrative Expenses		(1,445,113)	(1,746,187)
Total Operating Expenses		(1,445,113)	(1,746,187)

Profit/(Loss) Before Interest and Taxes		735,324	(1,565,706)
Net Interest (Expense) Income:
Interest paid	3	(458,914)	(6,309,561)
Interest received	3	110,380	5,393,897
Net Interest (Expense)/Income	3	(348,534)	(915,664)

Profit/(Loss) Before Taxes and Other Income		386,790	(2,481,370)

Other income		150,000	-

Profit/(Loss) Before Taxes		536,790	(2,481,370)

Provision for Tax	4	-	-

Profit/ (Loss) After Taxes		$ 536,790	$ (2,481,370)
Other Comprehensive Income (Loss):
Foreign Exchange Translation		(18,059)	(22,707)
Net Income/(Loss)		$ 518,731	$ (2,504,077)

Earnings/(Loss) per share in cents	5	7.7	(47.7)
Diluted Earnings/(Loss) per share in cents	5	6.6	(47.7)

		See accompanying notes to the unaudited condensed consolidated financial statements

Seven Arts Pictures PLC
Condensed Consolidated Balance Sheet
(unaudited)

		December 31,	December 31,
	Notes	2009	2008
Assets
Cash and Cash Equivalents	1.18	$ (18,622)	$ 475,362
Restricted Cash and Cash Equivalents - Zeus	1.19	-	164,127,416
Trade Receivables	6	2,214,598	3,429,168
Due from Related Parties	6	1,487,765	2,048,916
Other Receivables and Prepayments	6	1,200,746	5,135,923
Film Costs	7	24,093,888	20,849,750
Property and Equipment	8	35,586	50,792
Total Assets		$ 29,013,961	$ 196,117,327

Liabilities & Shareholders Equity
Accounts Payable and Accrued Liabilities	9	$ 4,785,113	$ 1,782,230
Participation & Residuals	9	723,671	777,244
Bank Loans - Zeus	10	-	162,528,954
Other Loans	10	1,771,447	1,439,567
Film & Production Loans	10	15,365,623	25,260,641
Deferred Income	9	2,519,413	8,332,286
VAT Payable -- Zeus	9	1,631,320	1,637,429
Total Liabilities		$ 26,796,587	$ 201,758,351

Shareholders Equity/(Deficiency)
Issued Capital	11	$ 16,194,999	$ 16,160,781
Convertible Debentures		3,432,450	3,432,450
Additional Paid In Capital		7,518,481	7,554,506
Receivable From EBT		(2,480,176)	(2,480,176)
Accumulated Deficit		(20,938,093)	(25,675,059)
Translation Reserve		(2,029,018)	(2,129,449)
Profit/(Loss) Current Period		518,731	(2,504,077)

Shareholders Equity/(Deficiency)		$ 2,217,374	$ (5,641,024)

Total Liabilities & Shareholders Equity/(Deficiency)		$ 29,013,961	$ 196,117,327

		See accompanying notes to the unaudited condensed consolidated financial statements

Seven Arts Pictures PLC
Condensed Consolidated Statement of Cash Flow (unaudited)

	Six months ended December 31 2009	Six months ended December 31 2008
Cash flow from operating activities

Net income/(loss)	$ 536,790	$ (2,481,370)

Depreciation of property & equipment	6,760	10,288
Amortization of film cost	461,091	572,499
Forgiveness of debt	(150,000)	-

Changes in assets and liabilities
Restricted cash - Zeus	-	(51,733,176)
Trade receivables	(635,512)	844,169
Zeus receivables	-	247,322,586
Intercompany accounts	(369,167)	745,811
Capitalized film assets	(1,387,493)	(1,717,870)
Other assets	517,517	6,422,697
Accounts payable	707,092	(5,285,073)
Other current liabilities	(45,954)	(22,467,889)
Deferred income - Zeus	1,155,803	(111,022,915)
Proceeds from/(repayment of) Zeus loan	-	(62,949,445)
Net cash provided by/(used in) in operating activities	$ 796,927	$ (1,739,688)

Cash flow from Investing Activities
Purchase of property and equipment	(2,234)	(23,945)
Purchase of investments	-	1,595,520
Net cash provided by/(used in) in investing activities	$ (2,234)	$ 1,571,575

Cash flow from Financing Activities
Proceeds from/(repayment of) participation equity / investment	-	(2,634,601)
Proceeds from/(repayment of) notes payable	(1,070,000)	3,462,330
Issuance of common stock	20,185	-
Net cash provided by/(used in) in financing activities	$ (1,049,815)	$ 827,729

Net increase/(decrease) in cash	$ (255,122)	$ 659,616

Cash and cash equivalents at Beginning of year	28,793	1,172,593

Currency translation Adjustment	207,707	(1,356,847)

Cash and cash equivalents at End of year - computed	$ (18,622)	$ 475,362

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for
Interest	107,956	635,365
Income taxes	-	-

Non cash investing and financing transactions:
Accounts receivable applied against Loan set off	$ 667,866	$ 221,200

	See accompanying notes to the unaudited, condensed financial statements

Seven Arts Pictures PLC Condensed Consolidated Statement of Shareholder's Equity/(Deficiency) for the six months ended December 31, 2009 and 2008
(unaudited)
	Common Stock		Deferred Stock		Convertible Preference Shares		Convertible Debentures		Additional Paid in Capital	Receivable from EBT	Acculmulated Deficit	Translation Adjustment	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
Balance, June 30, 2008	4,870,800	$ 2,149,292	13,184,000	$ 11,636,594	3,000,000	$ 5,668,800	1,750,000	$ 3,432,450	$ 4,415,026	$ -	$ (25,675,060)	$ (795,308)	$ 831,794
Exercise of Stock Options Oct 2008 (£0.756 per share)	12,500	5,161							10,446				15,607
EBT conversion of 2,500,000 preference shares into 2,000,000 common shares (£0.255 per share)	2,000,000	825,800			(2,500,000)	(4,129,000)			3,303,200				-
Exercise of Stock Option Dec 2008 (£1.05 per share)	10,000	4,129							13,246				17,375
Adjustment for issuance of 700,000 shares in settlement of the March 31, 2007 Apollo loan									(408,553)				(408,553)
Share options subscribed December 2, 2008 paid $200,000 but not issued									221,142				221,142
EBT Stock Purchase										(2,480,176)			(2,480,176)
Net Profit/ (loss)											(2,504,077)		(2,504,077)
FX Translation gain/(loss)												(1,334,141)	(1,334,141)
Balance, December 31, 2008	6,893,300	$ 2,984,383	13,184,000	$ 11,636,594	500,000	$ 1,539,800	1,750,000	$ 3,432,450	$ 7,554,507	$ (2,480,176)	$ (28,179,137)	$ (2,129,449)	$ (5,641,028)
Issuance of Common Stock to Trafalgar in exchange for cancellation of warrants (non-cash) May 2009	34,000	14,038							(14,038)				-
Options issued for period end June 30, 2009									195,521				195,521
Net Profit/ (loss)											7,241,042		7,241,042
FX Translation gain/(loss)												(78,924)	(78,924)
Balance, June 30, 2009	6,927,300	$ 2,998,420	13,184,000	$ 11,636,594	500,000	$ 1,539,800	1,750,000	$ 3,432,450	$ 7,735,990	$ (2,480,176)	$ (20,938,095)	$ (2,208,373)	$ 1,716,611
Issuance of options to employee	50,000	20,185							3,633				23,818
Transfer of share options to Director									(221,142)		518,731		297,589
Net Profit/ (loss)												179,356	179,356
FX Translation gain/(loss)
Balance, December 31, 2009	6,977,300	$ 3,018,605	13,184,000	$ 11,636,594	500,000	$ 1,539,800	1,750,000	$ 3,432,450	$ 7,518,481	$ (2,480,176)	$ (20,419,364)	$ (2,029,017)	$ 2,217,374

					See accompanying notes to the unaudited condensed consolidated financial statements

Seven Arts Pictures Plc - Six Months Ended December 31, 2009 and 2008 Notes to Condensed Consolidated Financial Statements
(Unaudited)

1           Accounting policies

1.1           Basis of accounting

The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board (“IASB”).

The Group produces and acquires motion pictures for distribution in theatres, on home entertainment and/or for television exploitation. The Group operates in one principal business segment as a motion picture producer and distributor. Whether considered individually or in combination, the Group’s business as both a motion picture producer and distributor, do not constitute separate segments under IFRS 8 Operating Segments. The Group believes that all its businesses are functionally and financially similar.

The Group has engaged in various transactions under which it has received cash proceeds from the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are treated as a reduction in the production costs of the applicable motion picture. In certain situations where a motion picture has not commenced production by a particular date, any such cash proceeds would no longer be treatable as a reduction in the production costs of that motion picture but would be directly recorded as fee income.  In addition motion picture tax credits in excess of the production costs of that motion picture would be directly recorded as fee income as well.

1.2           Transition from UK GAAP to IFRS

The consolidated financial statements of the Company as of December 31, 2009 and  2008 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRSs are standards and interpretations that have been adopted by the International Accounting Standards Board. These standards include:

a.	International Financial Reporting Standards (IFRSs);

b.	International Accounting Standards (IASs), and;

c.	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

The financial statements are in the scope of IFRS1 First Time Adoption of International Financial Reporting Standards ("IFRS1") as they present interim financial statements of the Company for the six months ended December 31, 2009 and2008  subsequent to the transition date to IFRS, under IFRS1, which is April 1, 2007 (the "transition date").

The financial statements being presented have not been previously prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP”), and accordingly, comparative data in these financial statements did not require restatement to retrospectively reflect the adoption of IFRS .

There were no material reconciling items effecting the Company’s previously reported retained earnings under UK GAAP as of March 31, 2007 to the opening retained earnings in the accompanying financial statements  as of April 1, 2007.

1.3           Basis of consolidation and presentation – Interim Financial Statements

The Group financial statements consolidate the financial statements of Seven Arts Pictures Plc and its subsidiaries.  The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

The financial information as of and for the six months ended December 31, 2009 and 2008 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) that the Group considers necessary for a fair statement of its financial position at such dates and the operating results and cash flows for those periods.

The results of operations for the interim periods presented are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2009, which are included in the Group’s Annual Report on Form 20-F for the year then ended.

The results and net assets/liabilities of the associate are accounted for using the equity method, whereby the investment is initially recorded at cost and, thereafter, is adjusted for the post-acquisition change in the investor’s share of net assets/liabilities.  The profit and loss reflects the investor’s share of the results of the operations of the associate.

1.4           Total Revenues

The Group’s film revenue recognition policies recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

    a. Persuasive evidence of a sale or licensing arrangement with a customer exists.
b. The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.
c. The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
    d. The arrangement fee is fixed or determinable.
    e. Collection of the arrangement fee is reasonably assured

A written agreement with clients (purchase order, letter, contract, etc.) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria have been met and the customer has confirmed its agreement.
The Group’s revenue recognition policies are summarized as follows:

1)
License fee revenue (i.e. non-refundable advances) is recognized as and when the film in question is available for delivery to the respective territories.  However, where an advance is paid upon the signing of an agreement, and this is non-refundable, it is recognized upon the signing of the agreement if the film is then available for delivery.

2)	Revenue that equates to a share of gross receipts of films is recognized as income as and when the Group is notified of the amounts when earned.
3)	Revenue that relates to 3rd party investor interest income that is directly related to financing and producing films is recognized when earned.

The Group will not recognize any revenues relating to minimum guarantee on any motion picture or amortization expenses on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

Total revenues represent the earned revenue of goods sold and services provided to customers. Cash payments received are recorded as deferred income until all the conditions of revenue recognition have been met.

1.5           Investments

Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges. As of December 31, 2009 the Group has no outstanding investments.

1.6           Film Costs

Film costs include the unamortized costs of completed films which have been produced by the Group or for which the Group has acquired distribution rights, libraries acquired as part of acquisitions of companies and films in progress and in development.

For films produced by the Group, capitalized costs include all direct production and financing costs, capitalized interest and production overhead.

Costs of acquiring and producing films are amortized using the individual-film-forecast method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films.

The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates

Films in progress include the accumulated costs of productions which have not yet been completed.

Films in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

1.7           Property and Equipment and Depreciation

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided for using the following rates and methods:

Computer equipment and software         2- 5 years straight line
Furniture and equipment          2- 5 years straight line

1.8           Income taxes

Income taxes are accounted for by providing for the relevant tax charge as an asset or liability.  The financial accounting and reporting for income taxes allows recognition and measurement of deferred assets based upon the likelihood of realization of tax benefits in future years.

Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

The Group is not a part of any consolidation return filed in the United States

1.9           Foreign currency translation

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and GB Pounds which is the Group’s functional currency.
Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.
Assets and liabilities are denominated in either GB Pounds or US Dollars currencies and are translated at exchange rates relevant as of the balance sheet date, all resulting in unrealized translation gains and losses are included in the consolidated profit and loss account.

1.10           Derivative instruments and hedging activities

The Group’s policy is not to use derivative or hedging financial instruments for trading or speculative purposes and as such does not use any of these instruments.

1.11           Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs of its films; estimates for other allowances; income taxes and impairment assessments for film costs, equipment. Actual results could differ from such estimates.

1.12           Re-classifications

Certain amounts presented in prior periods have been reclassified to conform to the current period's presentation.

1.13           Accounts receivables

Receivables are recognized at the initial amount of the invoice.  As a result of the nature of the Group’s activities, accounts receivables are generally of a short-term nature. However, any receivable whose recovery date was distant would be measured at its present value.  The Group does not charge interest on late payment of trade receivables and loans.

Reserve for doubtful accounts represent a provision charged to reflect management's best estimate of the likelihood that certain of the Group’s accounts receivable may not ultimately be collected. This provision is based on historical experience and relevant facts and information regarding collectability at the time and will be adjusted up or down over time with the benefit of actual results.  Evaluation of doubtful accounts is performed on an annual basis at the end of each fiscal year.

Any receivable outstanding is only written off after management has deemed the debt to be uncollectible, under the terms of the agreement. The Group determines its allowance by considering a number of factors, including the length of time receivables are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Group.

1.14           Accounts payables

All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within less than one year. However any payable whose due date was more than one year would be measured at its present value. The Group did not have any such payables during the periods presented.

1.15           Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents are recognized at fair value considering quoted market prices for the same or similar instruments. Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

1.16           Translation reserve for non US operations

All translation reserves are shown net of tax, and foreign exchange translation gains or losses are included in the Group’s overall tax computation.

1.17           Share based payments

The fair value of the employee services received in exchange for the grant of options is recognized as an expense in accordance with IFRS 2. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) by use of an option-pricing model.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This option is valued only at the time of issuance and thereafter not verified.

1.18           Cash and Cash Equivalents

The financial assets of the Group are cash balances held on deposit with banks, of which $3,592 is denominated in US Dollars and £3,570 denominated in GB Pounds, as of December 31, 2009. These deposits earn interest at the relevant bank interest rates, which are all floating rates of interest.  These annual interest rates ranged from 2.1% to 5.8% for the six months ended December 31, 2009 and 2008.

1.19           Restricted Cash

Restricted cash represents the amount on deposit with a financial institution that is contractually designated for repaying and offsetting the loans payable in connection with the Zeus transaction.  Security for the bank loan taken out by Cinematic Finance Limited, which amounted to the loan principal of $225,478,399 and The Group has no other restricted cash or cash equivalents and has no other cash or cash equivalents segregated for debt liquidation. The restricted cash balance was $164,127,416 as of December 31, 2008. There was no restricted cash balance during the other periods disclosed herein. The restricted cash is included in Cash at bank and in hand on the balance sheet.

1.20           New Accounting Pronouncements

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2009 or later periods. These new standards are listed below:

IFRS 9 “Financial Instruments” (effective 1 January 2013)

In June 2009, the FASB issued new standards setting forth a single source of authoritative GAAP for all non-governmental entities (“Codification”). The Codification, which commenced July 1, 2009, changes the referencing and organization of accounting guidance. The Codification does not change GAAP and only affects how specific references to GAAP literature are disclosed in the notes to the Company’s consolidated financial statements.

The Company is currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

2           Revenues and profits before taxes

Fee related revenues in the period ending December 31, 2009 consisted of:

1.
$1,796,140 of net fee income derived from the Equicap transactions, a structured finance transaction with UK investors who invested in certain of the Group’s motion picture and distribution activities.  The fee items related to the Equicap transactions were contractually due to Seven Arts Pictures Louisiana LLC (“SAPLA”), but collected and recorded by the Group under the Group’s agreement with SAPLA. Two of the three Equicap transactions have been fully accounted for.

2.
Producer's fees of $487,397 resulting from certain infrastructure expenditures relating to its post-production facilities in Louisiana made by the Group. This item was collected by SAPLA and used to pay group expenses.

No other fee related revenues were recorded in the period ending December 31, 2008.

All of the Group's revenues and profits before taxes in each of the two periods derived from the financing, production and distribution of films.

3	Net Interest Expense	Six months ended	Six months ended
		December 31,	December 31,
		2009	2008
		$	$
Interest paid
Bank loan interest paid relating to Zeus		0	5,382,233
Production loans interest paid		373,772	803,890
Corporate loans interest paid		66,222	102,684
Bank interest paid		18,920	20,754

Total interest paid		458,914	6,309,561

Interest received
Bank loan interest paid relating to Zeus		0	5,382,233
Interest received		110,380	0
Bank interest received		0	11,664

Total interest received		110,380	5,393,897

Net interest (expense)/ income		348,534	915,664

4           Taxes

Income taxes

The Group is subject to income taxes in the United Kingdom. International Accounting Standard (IAS) 12, Income Taxes (“IAS 12”), which is accompanied by two interpretations: SIC-21 Income Taxes - Recovery of Revalued Non-Depreciable Assets (“SIC-21”), and SIC-25, Income Taxes - Changes in the Tax Status of an Entity or its Shareholders (“SIC-25”) requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is probable or a valuation allowance is applied. The Group has no net deferred tax assets in the periods presented.

Based on general criteria of IAS 12 and International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), the Group recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is probable to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it is determined that its likelihood of being sustained is not probable. Additionally, IAS 12 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The tax effects of temporary differences between income for financial reporting and taxes that gave rise to significant portions of the deferred tax assets as of the six month period ended December 31, 2009, and the six month period ended December 31, 2008, were as follows:

Long term gross deferred tax asset	Six months ended	Six months ended
	December 31,	December 31,
	2009	2008
	$	$

Net operating loss carry forwards	12,042,924	11,290,614
Capital loss carry forwards	5,602,162	5,887,524

Total long-term deferred tax assets	17,645,086	17,178,138
Less: valuation allowance	(17,645,086)	(17,178,138)

Net long-term deferred tax assets	0	0

Accordingly, deferred tax assets are not recognized for net operating loss carry forwards resulting from tax benefits occurring from previous years.
As a result of the adoption IAS 12, the Group recognizes tax benefits associated with the exercise of stock options and vesting of restricted share units directly to stockholders’ equity (deficiency) only when realized. A tax benefit occurs when the actual tax benefit realized upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award.
The Group’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For all periods, interest and penalties were negligible. The Company is subject to taxation in the United Kingdom. With a few exceptions, the Group is subject to income tax examination by United Kingdom tax authorities for the fiscal years ended March 31, 2005 and forward. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses (“NOLs”) were generated and carried forward, and make adjustments up to the amount of the NOLs.

	Six months ended December 31,	Six months ended December 31,
	2009	2008
	$	$

Current tax charge/(credit)	0	0

Factors affecting the tax charge for the year:

Profit/(loss) before taxes	518,731	(2,504,077)

Profit/ (loss) before taxes multiplied by the standard rate of UK corporation tax of 2009: 28% (December 31, 2008 28%)	145,245	(701,142)

Effects of:
Non deductible expenses	2,075	14,875
Non taxable income	(681,391)	0
Excess of amortization over tax deductions	0	0
Excess of capital allowances over depreciation	0	0
Tax losses carried forward	534,071	686,267
Current tax charge/(credit)	0	0

As of December 31, 2009 the Group had operating losses of approximately $12,042,924 to carry forward against future operating profits.

As of December 31, 2009, the Group had capital losses of approximately $5,602,162 to carry forward against future capital profits.

A deferred tax asset has not been recognized in respect of the timing losses relating to these losses of the Group as there is insufficient evidence that the asset will be able to be recovered.  This asset would only be able to be recovered if the Company itself were to make sufficient profits.

5           Earnings per share

The Group calculates net income (loss) per share in accordance with International Accounting Standard 33, Earnings per Share (“IAS 33”). Basic net income (loss) per share is calculated based on the weighted average common shares outstanding for the period presented and all have been adjusted to reflect the Group’s 5:1 reverse stock split which occurred on December 31, 2008.

	Six months ended	Six months ended
	December 31,	December 31
	2009	2008
	$	$

Retained profit/(loss) for the period	536,790	(2,481,370)

Earnings/(loss) per share (in cents)	7.7	(47.7)
Diluted earnings/(loss) per share (in cents)	6.6	(47.7)

Continuing operations
Earnings/(loss) per share (in cents)	7.7	(47.7)
Diluted earnings/(loss) per share (in cents)	6.6	(47.7)

The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.  The diluted earnings per ordinary share are calculated based on the weighted average number of shares outstanding plus the weighted average number of potential ordinary shares, as follows:

	Six months ended December 31, 2009	Six months ended December 31, 2008

Weighted average number of ordinary shares for the purposes of basic earnings per share	6,934,677	5,204,174

Effect of dilutive potential ordinary shares:
- convertible preference shares	218,525	2,235,957
- convertible debt	700,000	700,000
- share options	247,500	257,500

Weighted average number of ordinary shares for the purposes of diluted earnings per share	8,100,702	8,397,631

6           Receivables

	Six months ended	Six months ended
	December 31,	December 31 ,
	2009	2008
	$	$
Amounts falling due within one year:
Trade receivables	2,214,598	3,429,168
Other receivables
Intercompany receivables	1,487,765	2,048,916
Prepayments	1,200,746	4,735,353
Zeus prepayments	-	400,570
Total	4,903,109	10,614,007

Amounts falling due after more than one year:
Other receivables

Total receivables	4,903,109	10,614,007

7           Film Costs

	2009 $	2008 $
Film costs as of June 30,	22,902,513	19,704,379

Additional costs incurred	1,652,467	4,522,520
Third party Investments/ Tax Credits	0	(2,804,650)
Amortization of film costs during period	(461,092)	(572,499)

Film costs as of December 31,	24,093,888	20,849,750

The Zeus financing resulted in a net benefit to the Group of $16,002,766, of which $10,917,087 was applied as a reduction of film costs resulting from third party investments. Of this amount $1,702,201 was recorded in the six months ended December 31, 2008 and allocated as a reduction to film costs; $nil for the six months ended December 31, 2009, $nil was taken as fee income in the six months ended December 31, 2008 and for the six months ended December 31, 2009.

The net book value of all films as of December 31, 2009 includes $21,343,615 relating to films released since April, 2007 and $3,041,479 relating to pictures in development.
All of the Group's pictures released before April 2007 have been completely written off and therefore have a net book value of zero.

The Company anticipates that approximately 85% of the film costs on the Balance sheet as of December 31, 2009 will be amortized within the next three years.

8.	Property and Equipment		2008
		2009
		$	$
Net book value as of June 30,		40,112	37,135

Additions		2,234	23,945
Depreciation charge for the period		(6,760)	(10,288)
Net book value as of December 31,		35,586	50,792

9           Accounts Payable

	December 31,	December 31,
	2009	2008
	$	$

Accounts payable	2,619,258	687,094
Accrued liabilities	2,165,855	1,095,136
Participation & residuals	723,671	777,244
Deferred income (i)	2,519,413	8,332,286
Taxes Payable (ii)	1,631,320	1,637,429

	9,659,517	15,913,921

(i)	Deferred Income of $5,085,679 for the period ending December 31, 2008 arose from the Zeus transaction referred to in Note 2.
(ii)	Taxes payable in both periods relates to Value Added Tax attributed to the Zeus transaction. VAT was $1,631,320 as of December 31, 2009 and $1,637,429 as of December 31, 2008.

10           Bank, Production and Corporate loans

Loan maturity analysis
	December 31,	December 31,
	2009	2008
	$	$
Due within one year
Bank loans - Zeus	0	162,528,954
Corporate loans	1,771,447	1,439,567
Film & Production loans	15,365,623	25,260,641

Total due within one year	17,137,070	189,229,162

Due in more than 1 year but less than 5 years
Film & Production loans

Total Bank, Production and Corporate loans	17,137,070	189,229,162

Bank loans aggregating $ 162,528,954 in the period ending December 31, 2008, related to the Zeus financing transaction. This loan was completely paid off in the period ending December 31, 2009.
Production loans arose from the financing of motion pictures and are secured with an interest in the associated motion pictures.

The Company entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films. The Company has entered into a forbearance agreement with Palm extending the due date of these loans to June 30, 2010 and is negotiating an extension to December 31 2010.

A security interest in favor of Palm Finance Corporation ("Palm") was lodged at Companies House in January 2008, by the Group to cover loans made by Palm to finance the films Nine Miles Down,
The Pool Boys and Autopsy.

On August 27, 2007, the Company borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to the Company for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan. To date the revenues paid to the Company from MGM have not yet been sufficient to repay the Blue Rider Loan. The Company has therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $515,000 of collections that have been received by Blue Rider to date from MGM.

An original loan of $7,500,000 taken out from Cheyne Specialty Finance Fund LLP was acquired by the Company for payment of $6,500,000 in April 2008, leaving a balance of $1,000,000 due to Arrowhead Consulting Group Limited but subordinated to the collection of $6,500,000 plus interest from certain pictures after June 30, 2008.  The $1,000,000 balance of the loan is secured with all of the income over and above the $6,500,000 plus interest from three films (Deal, Noise and Pool Hall Prophets) as well as with a secondary security interest in certain film library assets (behind Arrowhead) and a first security interest in 1,607,000 shares of the Company owned by Seven Arts Pictures Inc. This loan, together with accrued interest is included in Production loans above.

On October 15, 2008 Seven Arts borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”) a portion of which the Company advanced to the EBT for it to use as the first installment for the acquisition of all the Preference Shares owned by Armadillo. On September 2, 2009 Seven Arts repaid Trafalgar $1,000,000 as a partial payment of its loan. .  On June 22, 2010 the Company entered into an amended agreement with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010 and the issuance of 340,000 ordinary shares
Bank and other guarantees given by the Group in favor of Advantage Capital Community Development Fund LLC amounted to $3,700,000 for all three periods, but do not appear as a liability on the Company's balance sheet since the loan is a contingent liability.
The maturity dates and interest rates applicable to the Group’s funded indebtedness and third party guarantees are as follows:

Film Production and Corporate Loans
Six months to December 31 2009

Lender	Amount outstanding $	Applicable interest rate	Status
Production Cheyne Speciality Finance Fund LP	1,100,000	18% Fixed	Subordinated
Palm Finance Corporation	6,157,634	15% Fixed	Forbearance agreement
Palm Finance Corporation	3,973,931	15% Variable	Forbearance agreement
Blue Rider Finance Inc	1,342,688	22.5% Fixed	Due on demand
120dB Film Finance LLC	607,256	No stated interest rate	Due on demand
Cold Fusion Media Group LLC	825,103	10% Fixed	Due on demand
Parallel Media	1,359,013	No stated interest rate	Due on Demand

Corporate
Trafalgar Capital Specialized Investment Fund	1,197,164	9% Fixed	In default

Michael Garstin	216,215	No loan agreement in place
Lion House	358,066	25% Fixed	Due on Demand
Total	17,137,070

11           Share capital

	Period ended	Period ended
	31-Dec	31-Dec
	2009	2008
	$	$
Authorized
6,000,000, £1 convertible, redeemable preference shares for all periods.	11,337,600	11,337,600

102,636,800 common shares of £ 0.25 each for all periods.	45,278,595	45,278,595

13,184,000 deferred shares of £0.45 each for all periods	11,636,594	11,636,594

	68,252,789	68,252,789

Allotted and called up
500,000 as at December 31, 2009; 3,000,000, £1 convertible, redeemable preference shares for other periods.	1,539,800	1,539,800

6,977,300 as at December 31, 2009; 6,893,300 common shares of £0.25	3,018,605	2,984,387

13,184,000 deferred shares of £0.45 each for all periods.	11,636,594	11,636,594

	16,194,999	16,160,781

In the Six months ended December 31, 2009 the group added an aggregate of 50,000 shares of common stock issued to Chris Bialek a former employee.
The share premium account was reduced by a net $216,215 as Michael Garstin’s deposit was transferred from equity to a loan account.

The Group’s deferred shares have essentially no rights for participation with income or assets of the Group other than their existing rights under share ownership. The Company has the right to cancel the deferred shares or purchase them back for a nominal price.

12           Derivatives and other financial instruments

Financial instruments

The Group’s financial instruments comprise cash balances, items such as trade receivables and trade payables that arise directly from its operations, convertible loan notes, convertible redeemable preference shares and loans taken out from banks and other third parties.  Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term receivables and payables have been excluded from these disclosures.

The Group relies on loans taken out from banks and other third parties to fund its investment in the production of motion pictures and to minimize the liquidity risk that it faces. The strategy in relation to these loans is to minimize the interest rate and to maximize the flexibility of repayment terms.  The reliance on loans to provide finance is clear from the significant balances included within loans payables at the period end and the extent to which favorable terms have been achieved on these loans is indicated in the disclosures below.

The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk, liquidity risk, credit risk and price risk.

Foreign currency risk

The Group receives distribution income from overseas, normally in US Dollars. Consequently, its trade receivables are largely denominated in US Dollars. It also maintains a significant part of its cash in US Dollars.  The Group’s exposure to exchange rate fluctuations is currently deemed to be low, since the majority of its liabilities are also denominated in US Dollars. Therefore, the Company does not hedge against this risk.

 Management has fully provided for all liabilities in GB Pounds arising from the Zeus transaction by a deposit in GB Pounds made at the same time as the receipt of funds in GB Pounds.  All other transactions in GB Pounds are in the opinion of Management either immaterial or outside the ordinary course of business and therefore there is no policy for mitigation of risks associated with conversion of GB Pounds to US Dollars.

An analysis of the monetary assets of the Group as of December 31, 2009, showing the amount denominated in each currency, is as follows:

	Denominated in Sterling	Denominated in US Dollars
			Total

Trade receivables	0	2,214,598	2,214,598
Other receivables	475,082	1,012,683	1,487,765
Prepayments	419,690	781,056	1.200.746

Assets	894,772	4,008,337	4,903,109

Trade payables	1,483,839	1,135,419	2,619,258
Accrued liabilities	285,818	1,880,037	2,165,855
Participation & residuals	0	723,671	723,671
Corporate loans	1,771,447	0	1,771,447
Film & Production loans	0	15,365,623	15,365,623
Deferred income	96,433	2,422,980	2,519,413
Taxes Payable	1,631,320	0	1,631,320

Liabilities	5,268,857	21,527,730	26,796,587

Liquidity risk

Management monitors liquidity risk regularly by way of preparing cash flow forecasts and ensuring that adequate loan facilities are in place prior to the commencement of principle photography for any film.

Credit risk

The Group has a large number of customers, primarily sub-distributors who are located all over the world. Certain of these customers are large and well-known companies and these are not generally regarded as presenting a credit risk.  However, certain of the smaller customers are considered to be a potential credit risk, and the Group manages such risk to the extent possible by maintaining regular contact with those customers who owe the Company money.

Price risk

The Group manages the risk of goods and services being obtained at a higher than necessary price by ensuring that all purchases above a certain value are authorized by a Director prior to the purchase order being placed.

Production and corporate loans due within one year are included in the Company's Balance Sheet as financial liabilities.  Production Loans of $15,365,623 as of December 31, 2009 are all denominated in US Dollars; corporate loans of $1,771,447 are denominated in GB Pounds.

The analysis of financial liabilities is, as follows:
	Period ended	Period ended
	31-Dec	31 Dec
	2009	2008
	$	$

Fixed & variable rate - production and corporate loans	17,137,070	26,700,208
Interest free - production loans	0	0
Fixed rate – bank loan – Zeus	0	162,528,954
Floating rate - bank loans	0	0

Total financial liabilities	17,137,070	189,229,162

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan.  The weighted average interest rate of these fixed rate liabilities on the production loans was 15.5% for the six month period ended December 31, 2009, 16.1% for the six month period ended December 31, 2008.

Those loans where no interest was payable were all loans made to fund the production of motion pictures that were repayable from the proceeds of each motion picture in accordance with a defined payment schedule.  The period over which these loans are repayable, therefore, depends on the performance of each motion picture.

The financial assets of the Group are cash balances held on deposit with banks. As of December 31, 2009, the Group had only nominal cash balances. Such deposits earn interest at the relevant bank interest rates, which are generally fixed.

The fair value of all the financial assets and liabilities of the Group are considered to be equal to their stated value.

13           Share based payments

The weighted average exercise price of the share options outstanding at December 31, 2009 is $2.05.  The weighted average exercise period of these options and warrants is 36 months.

The Group has no stock option plan but grants stock options from time to time based on performance of its employees and contractors as determined by the Board of Directors. There is, therefore, no specific number of the Group’s shares available for future grants.

The current value of stock options granted by the Group, by period, is as follows:

Number of options granted	6 months ended	6 months ended
	31-Dec	31-Dec
	2009	2008

Outstanding at beginning of period	257,500	360,000
Granted	0	140,000
Exercised	(10,000)	(22,500)
Cancelled or expired	0	(220,000)
Outstanding at end of period	247,500	257,500

The weighted-average grant-date fair values for options granted during the six months ended December 31, 2009 was $nil, ($70,751 for the six month period ended December 31, 2008) The following table represents the assumptions used in the Black-Scholes option-pricing model for stock options granted during the Six months ended December 31, 2009 and 2008:

	6 months ended	6 months ended
	31-Dec	31-Dec
	2009	2008

Risk-free interest rate	5%	5%
Expected option lives (in years)	3 years	3 years
Expected volatility for options	26%	26%
Expected dividend yield	0%	0%
Forfeiture Rate	0%	0%

All shares are vested upon the grant date.
The Group recognized the following share-based compensation expense during:

	6 months ended	6 months ended
	31-Dec	31-Dec
	2009	2008
	$	$

	0	40,214

Employee – Options

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (Years)	Options	Exercisable	Options

$2.29	30,000	2.53	$2.29	30,000	$2.29
$1.54	100,000	3.92	$1.54	100,000	$1.54
$1.46	20,000	3.17	$1.46	20,000	$1.46
$1.54	60,000	3.36	$1.54	60,000	$1.54
$1.54-2.29	210,000	3.47	$1.66	210,000	$1.66

In addition, the Group has granted stock options in the following amounts in connection with financing services provided:

Non employee – Options
	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (Years)	Options	Exercisable	Options

$1.125	37,500	1.57	$1.125	37,500	$1.125

During the period ended December 31, 2009 an employee exercised stock options that were originally issued in the amount of 50,000 options.  Upon the Company’s reverse split in February 2009 at 5 to 1, the employee’s options were consolidated to 10,000.  The Company, in error, issued 50,000 thousand shares.  The financial effect to the Company was immaterial.

14           Related party transactions

Pursuant to the intercompany agreements, the Group has received and retained $2,283,538 from fee related transactions which the Group has recorded as revenue for the six months ended December 31, 2009, $0 for six months ended December 31, 2008; which the Group is obligated to pay to Louisiana limited liability companies controlled by Seven Arts Pictures Inc. (SAP”) but which SAP is obligated to return to the Group. Of the total amount, $487,397 is related to the film “Night of the Demons” and the remaining amount of $1,796,140 relates to Equicap.  These obligations have been offset in the Group’s books of account and the Group has retained cash in the amounts described above.

Shares totaling 900,000 of Seven Arts Pictures Plc owned by Seven Arts Pictures Inc. have been used as security for the loan with Cheyne Specialty Finance Fund LLP (“Cheyne Loan”) which is described in note 10.

The Company and its associate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of December 31, 2009.

As of December 31, 2009, an amount of $11,748 was owed to Seven Arts Pictures Plc by Gone to Hell Limited a movie production Company that is owned by Kate Hoffman, the Company’s Chief Operating Officer, a director and the daughter of the Company’s Chief Executive Officer, a director and a major shareholder.

The Group has from time to time made and received advances from and to Seven Arts Pictures Inc., and various Louisiana limited liability companies referred to above, which advances do not bear interest.  The balances of these combined accounts as of December 31, 2009 is $1,487,765 ($2,360,529 on December 31, 2008), reflecting amounts due to the Group by these companies.  The balance of the debt will be settled on the sale of the 700,000 shares currently pledged by SAP Inc to Apollo.

For the year ended December 31, 2009, total revenue includes $2,283,538 revenue from a related party. Also, total other receivables and prepayments as of December 31, 2009 of $1,200,746 includes $483,443 receivables from a related party.

15           Contingent liabilities

The Company, its subsidiary Seven Arts Filmed Entertainment Limited and Seven Arts Pictures Inc. were the subject of an arbitration award of approximately $775,000 and further accrual of $75,000 in the sebsequent period against them for legal fees relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Company is seeking relief from that decision.  The Group has fully reserved for the liability.

16	Subsequent events

On August 25, 2009 the Company paid Trafalgar Specialized Investment Fund (“Trafalgar”) $1,000,000 as a partial payment against the £1,000,000 that had been previously borrowed. The Company still owes Trafalgar a similar amount (the exact balance is dependent on certain exchange ratios at the time of the eventual payoff is made and therefore cannot be exactly determined)..  On June 22, 2010 the Company entered into an amended agreement with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010 and the issuance of 340,000 ordinary shares

The Company entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films. The Company has entered into a forbearance agreement with Palm extending the due date of these loans to September 30, 2010.

On August 27, 2007, the Company borrowed $1,650,000 from Blue Rider Financial (“Blue Rider”) to pay for the domestic prints and advertising costs for the motion picture Deal (“Blue Rider Loan”) and arranged that the revenues due from Metro-Goldwyn-Mayer Studios Inc. (“MGM”) to the Company for the distribution of that motion picture be assigned to Blue Rider Financial as partial security for that loan. To date the revenues paid from MGM have not yet been sufficient to repay the Blue Rider Loan. The Company has therefore entered into an accommodation agreement with Blue Rider to redeem the loan due for $2,200,000, less approximately $515,000 of collections that have been received by Blue Rider to date from MGM.

After December 31, 2009, the Group exercised its rights to obtain possession and ownership of the ordinary shares of the 17 corporations which had provided the funds for the Zeus transaction described in notes 2 and 8 above. The Group intends to liquidate each of these corporations during the fiscal period ended June 30, 2010.

The company and several affiliates were named as defendants in an action by Arrowhead Capital Partners Ltd filed in the Supreme Court of New York County of New York State purportedly served on  May 24, 2010, seeking to collect $1,000,000 plus interest (the “ACG Loan”) due to Arrowhead Consulting group LLC (“ACG”) as well as foreclosure on the collateral granted as part of the Cheyne Loan The ACG Loan is fully subordinated to repayment of the Cheyne Loan, which has not been repaid, and a subsidiary of the Group has been assigned all Cheyne’s rights under the subordination provision of the Cheyne Loan. As a result the company does not believe that ACG has the right to maintain this action to collect any monies or to foreclose on any collateral pursuant to the Cheyne Loan. The company intends to vigorously defend against this action.

The third Equicap company closed in April 2010. The Company received net fee income of $881k from this closing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the preceding financial statements and footnotes thereto contained in this report. This discussion contains forward-looking statements, which are based on our assumptions about the future of the Company’s business. The Company’s actual results may differ materially from those contained in the forward-looking statements.

Overview

Seven Arts Pictures PLC (the “Company”) is an independent motion picture production company engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post-theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television. The Company endeavors to release many of its motion pictures into wide-theatrical exhibition initially; however, a portion of the Company’s pictures will either receive only a limited theatrical release, or may even be released directly to post-theatrical markets, primarily DVD.  The Company’s pictures that receive limited theatrical release or post-theatrical release typically benefit from lower prints and advertising (“P & A”) cost and, in turn, improved gross profit margins.

No one picture had a principal or controlling share of gross revenues or operating profits in these periods.

Results of Operations

The principal factors that affected the Company’s results of operations have been the number of motion pictures delivered in a fiscal period, the distribution rights of motion pictures produced by others acquired in a fiscal period, the choice of motion pictures produced or acquired by Seven Arts, management’s and talents' execution of the screenplay and production plan for each picture, the distribution and market reactions to the motion pictures once completed, management's ability to obtain financing and to re-negotiate financing on beneficial terms, the performance of our third-party distributors and our ability to take advantage of tax-incentivized financing.  These factors will continue to be, in management’s opinion, the principal factors affecting future results of operation and our future financial condition.  No particular factor has had a primary or principal affect on the Company’s operations and financial condition in the periods discussed below.

The Company’s revenues principally consist of amounts we receive from third-party distributors of its motion pictures. The Company recognizes revenue from license fees as and when a motion picture is delivered to the territory to which the license relates.  A motion picture is “delivered” when the Company has completed all aspects of production and may make playable copies of the motion picture for exhibition in a medium of exhibition such as theatrical, video, or television distribution.

The Company also generates revenue beyond an initial license fee from the Company’s share of gross receipts on motion pictures which the Company recognizes as revenue when the Company is notified of the amounts that are due to he Company. In some fiscal periods, a significant portion of the Company’s revenue derived from sources other than motion picture distribution, including the cancellation of debt and interest income on a financing transaction, but the Company has not derived any such income in the successive comparative financial periods described below.

Pursuant to IFRS, the Company statse its motion pictures produced for distribution in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives. For IFRS purposes, these costs are treated as taxable assets and are amortized under the “individual-film-forecast” method.

The Company has also benefited significantly from i ability to raise third party film equity investments in the form of structured financings that have enabled the Company to substantially reduce the cost basis of the Company’s motion pictures and even to record significant fee-related revenues, particularly in the fiscal year ended June 30, 2009.

Six Months Ended December 31, 2009 Compared To Six Months Ended December 31, 2008

Company’s total revenues increased from $1,700,905 for the six month period ended December 31, 2008 to $2,982,976 in the six month period ended December 31, 2009. The Company’s revenues in the most recent period included $1,796,140 in net fee income derived from a structured film and distribution cost financing with UK investors and an additional producer's fee of $487,397 associated with a film produced in Louisiana. The Company’s revenues derived from the exploitation of motion pictures decreased from $1,700,905 in the six month period ended December 31, 2008 to $699,439 in the most recent period. The majority of the film revenues recognized in the prior period were derived from the ancillary market releases of the films "Deal", "Supercross" and "Noise" while most of the revenues recorded in the most recent period arose from the distribution by third parties of the motion picture "Deal" in overseas television markets.

Amortization of film costs decreased from $572,499 to $461,092 in the most recent six month period and costs of sales, including distribution costs and third party payments, fell from $947,925 to $341,448.  Consequently, the Company recorded a gross profit of $2,180,437 in the six month period ended December 31, 2009 compared to a gross profit of $180,481 in the six month period ended December 31, 2008. Non-capitalized general and administrative expenses fell from $1,746,187 to $1,445,113 in the most recent six month period, as less third party costs were incurred and the Company’s net interest expense also dropped from $915,664 to $348,534, reflecting the partial pay down of the Trafalgar Loan.

No tax provision or reversal was recorded in either period, as the Company has significant tax loss carry forwards, so the Company recorded a net profit in the six month period ending December 31, 2009 of $536,790 as compared to a net loss of $2,481,370 in the six month period ended December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

SEVEN ARTS PICTURES PLC

By: /s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

July 2, 2010